DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
February 13, 2025
Equinor ASA
Forusbeen 50
N-4035 Stavanger
Norway
Ladies and Gentlemen:
Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2024, of the estimated net proved oil, condensate, liquefied petroleum gas
(LPG), and sales gas reserves of certain properties (Table 1) in which Equinor ASA (Equinor) has represented it holds an interest. This evaluation was completed on February 13, 2025. Equinor has represented that these properties account for 100 percent, on a net equivalent barrel basis, of
Equinor’s net proved reserves as of December 31, 2024, and that Equinor’s estimates of net proved reserves have been prepared in accordance with the reserves definitions of Rules 4–10(a)
(1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). It
is our opinion that the procedures and methodologies employed by Equinor for the preparation of its proved reserves estimates as of December 31, 2024, comply with the current requirements of the SEC. We have reviewed information provided to us by Equinor that it represents to be
Equinor’s estimates of the net reserves, as of December 31, 2024, for the same properties as those which we have independently evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Equinor.
Reserves estimated herein are expressed as net reserves as represented by Equinor and as estimated by DeGolyer and MacNaughton. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2024. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Equinor after deducting all interests held by others.

DeGolyer and MacNaughton
Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
Information used in the preparation of this report was obtained from Equinor. In the preparation of this report we have relied, without independent verification, upon information furnished by Equinor with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.
Definition of Reserves
Petroleum reserves estimated by Equinor and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by Equinor and by us in this report are in accordance with the reserves definitions of Rules 4–
10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:
Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:

DeGolyer and MacNaughton
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

DeGolyer and MacNaughton
Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a)
Definitions], or by other evidence using reliable technology establishing reasonable certainty.

DeGolyer and MacNaughton
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum
Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves
Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in
Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The
method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.
Based on the current stage of field development, production performance, the development plans provided by Equinor, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved. The proved undeveloped reserves estimates were based on opportunities identified in the plans of development provided by
Equinor.
Equinor has represented that its senior management is committed to the development plans provided by Equinor and that Equinor has the financial capability to execute the development plans, including the drilling and completion of wells and the installation of equipment and facilities.
When applicable, the volumetric method was used to estimate the original oil in place
(OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP and OGIP.
For those fields where the volumetric method was applied, estimates of ultimate recovery were obtained after applying recovery factors to OOIP and OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the reservoirs, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors based on an analysis of reservoir performance, including production rate, reservoir pressure, and reservoir fluid properties.

DeGolyer and MacNaughton
For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline-curve or other performance relationships. In the analyses of production decline curves, reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report or to the expiration of the production licenses, as appropriate.
For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report.
Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).
Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.
In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.
In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous wells and reservoirs for which more complete historical performance data were available.
Data provided by Equinor from wells drilled through October 31, 2024, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through October 2024. Estimated cumulative production, as of December 31, 2024, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 2 months.
Oil and condensate reserves estimated herein are those to be recovered by normal field separation. LPG reserves estimated herein consist primarily of propane and butane fractions and are the result of low-temperature plant processing. Oil, condensate, and LPG reserves included in

DeGolyer and MacNaughton
this report are expressed in millions of barrels (106bbl). In these estimates, 1 barrel equals 42
United States gallons.
Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs after reduction for shrinkage from field or platform handling, separation, processing (including liquid removal), fuel usage, flaring, reinjection, pipeline losses, and onshore processing measured at the point of delivery. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 15.6 degrees Celsius (°C) and at a pressure base of 14.696 pounds per square inch absolute (psia). Gas quantities included in this report are expressed in billions of cubic feet (109ft3).
Gas quantities are identified by the type of reservoir from which the gas will be produced.
Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir.
Associated gas includes both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. The gas quantities estimated herein consist of both associated and nonassociated gas reserves.
At the request of Equinor, sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 5,612.1 cubic feet of gas per 1 barrel of oil equivalent.
Primary Economic Assumptions
This report has been prepared using initial prices, expenses, and costs provided by
Equinor in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:
Oil, Condensate, and LPG Prices
Equinor has represented that the oil, condensate, and LPG prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-
month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Equinor supplied differentials by field to a Brent oil reference price of U.S.$81.17 per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the estimated proved reserves over the lives of the

DeGolyer and MacNaughton
properties were U.S.$79.29 per barrel of oil, U.S.$69.45 per barrel of condensate, and U.S.$41.19 per barrel of LPG.
Gas Prices
Equinor has also represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. A significant quantity of the gas sold by Equinor is subject to contract prices, and the range of such prices is varied. Where appropriate, Equinor supplied differentials by field to a Title Transfer
Facility gas price index reference price of U.S.$10.81 per million Btu, and the prices were held constant thereafter. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was U.S.$7.91 per million Btu of gas.
Operating Expenses, Capital Costs, and Abandonment Costs
Estimates of operating expenses and future capital expenditures, provided by Equinor and based on existing economic conditions, were held constant for the lives of the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied.
Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Equinor for all properties and were not adjusted for inflation. Abandonment costs herein are inclusive of costs incurred for existing wells and facilities as well as those for future development associated with the proved reserves estimated herein.
Operating expenses, capital costs, and abandonment costs were considered in determining the economic viability of the undeveloped reserves estimated herein.
In our opinion, the information relating to estimated proved reserves of oil, condensate,
LPG, and sales gas contained in this report has been prepared in accordance with Paragraphs
932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards
Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve

DeGolyer and MacNaughton
Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of
Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation
S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.
To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton
Summary of Conclusions
DeGolyer and MacNaughton has performed an independent evaluation of the extent of the estimated net proved oil, condensate, LPG, and sales gas reserves of certain properties in which Equinor has represented it holds an interest.
Equinor has represented that its estimated net proved reserves attributable to the evaluated properties were based on the definition of proved reserves of the SEC. Equinor has represented that its estimates of the net proved reserves, as of December 31, 2024, attributable to these properties, which represent 100 percent of Equinor’s reserves on a net equivalent basis, are summarized as follows, expressed in millions of barrels (106bbl), billions of cubic feet (109ft3), and millions of barrels of oil equivalent (106boe):

	Estimated by Equinor Net Proved Reserves as of December 31, 2024
	Oil (10[6]bbl)	Condensate (10[6]bbl)	LPG (10[6]bbl)	Sales Gas (10[9]ft3)	Oil Equivalent (10[6]boe)

Total Proved	2,262.03	37.75	257.04	16,918.14	5,571.41

Note: Sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 5,612.1 cubic feet of gas per 1 barrel of oil equivalent.
DeGolyer and MacNaughton’s independent estimates of Equinor’s net proved reserves, as of December 31, 2024, attributable to the evaluated properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in millions of barrels
(106bbl), billions of cubic feet (109ft3), and millions of barrels of oil equivalent (106boe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2024
	Oil (10[6]bbl)	Condensate (10[6]bbl)	LPG (10[6]bbl)	Sales Gas (10[9]ft3)	Oil Equivalent (10[6]boe)

Total Proved	2,151.52	163.95	283.10	16,065.74	5,461.27

Note: Sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 5,612.1 cubic feet of gas per 1 barrel of oil equivalent.

DeGolyer and MacNaughton
In comparing the detailed net proved reserves estimates prepared by DeGolyer and
MacNaughton and by Equinor, differences have been found, both positive and negative, resulting in an aggregate difference of 2.0 percent when compared on the basis of net equivalent barrels. It is DeGolyer and MacNaughton’s opinion that the net proved reserves estimates prepared by
Equinor on the properties evaluated and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by DeGolyer and
MacNaughton.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2024, estimated reserves.
DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Equinor.
Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Equinor. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
___________________________________
Regnald A. Boles, P.E.
Executive Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton
CERTIFICATE of QUALIFICATION
I, Regnald A. Boles, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring
Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:
1.That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to Equinor dated February 13, 2025, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.
2.That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1983; that I am a Registered Professional
Engineer in the State of Texas; that I am a member of the Society of Petroleum
Engineers, the Society of Petroleum Evaluation Engineers, and the European Association
of Geoscientists & Engineers; and that I have more than 41 years of experience in oil and gas reservoir studies and evaluations.
_________________________________
Regnald A. Boles, P.E.
Executive Vice President
DeGolyer and MacNaughton
DeGolyer and MacNaughton

TABLE 1

Country
Field

Algeria
In Amenas
In Salah

Angola
Acacia
Cravo
Dalia
Girassol
Kizomba A
Kizomba B
Lirio
Marte
Mondo
Orquidea-Violeta
Perpetua-Hortensia
Plutao
Rosa
Saturno
Saxi-Batuque
Venus
Zinia

Argentina
Bajo del Toro Norte
Bandurria Sur

Brazil
Bacalhau Concession
Bacalhau PSA
Peregrino
Raia
Roncador

Canada
Hebron
Hibernia
Hibernia Southern Extension

Libya
Mabruk
Murzuq
DeGolyer and MacNaughton

Norway
Aasta Hansteen
Aerfugl North
Alve
Andvare
Asgard
Bauge
Berling
Breidablikk

TABLE 1 – (Continued)

Country
Field

Norway – (Continued)
Byrding
Eirin
Enoch
Fram
Fram H-North
Fulla
Gina Krog
Goliat
Grane
Gudrun
Gullfaks Area
Gungne
Halten East
Hanz
Heidrun
Hyme
Idun North
Irpa
Ivar Aasen
Johan Castberg
Johan Sverdrup
Kristin
Kvitebjorn
Martin Linge
Marulk
Mikkel
Morvin
Munin
Njord
Norne
Ormen Lange
Ormen Lange Phase 3
DeGolyer and MacNaughton

Orn
Oseberg
Oseberg East
Oseberg South
Sigyn
Skarv
Skuld
Sleipner East
Sleipner West
Snohvit
Snorre
Statfjord
Statfjord East
Statfjord North
Svalin
Sygna
Symra
Tordis
Trestakk
TABLE 1 – (Continued)

Country
Field

Norway – (Continued)
Troll
Tune
Tyrihans
Urd
Utgard
Valemon
Verdande
Vigdis
Visund
Visund South

United Kingdom
Barnacle
Buzzard
Mariner
Rosebank
Statfjord UK

United States
APB North Non Op
APB South Non Op
Big Foot
Caesar-Tonga
DeGolyer and MacNaughton

Heidelberg
Jack
Julia
Sparta
St. Malo
Stampede
Tahiti
Titan
Vito